SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of	November	2014
Commission File Number	001-36458

Neovasc Inc.
(Translation of registrant’s name into English)
Suite 2135 — 13700 Mayfield Place Richmond, British Columbia, Canada, V6V 2E4
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document

1	News Release – Neovasc to Present at Three Upcoming Investor Conferences in November

DOCUMENT 1

Neovasc to Present at Three Upcoming Investor Conferences in November

NASDAQ: NVCN
TSX: NVC

VANCOUVER, Nov. 6, 2014 /CNW/ - Neovasc Inc. ("Neovasc" or the "Company") (NASDAQ: NVCN) (TSX: NVC) today announced that the Company will be presenting at three upcoming investor conferences.

Credit Suisse 2014 Healthcare Conference
Arizona Biltmore, Phoenix
November 12, 2014

Stifel 2014 Healthcare Conference
Palace Hotel, New York
November 19, 2014

Canaccord 2014 Medical Technologies & Diagnostics Forum
Westin Grand Central, New York
November 20, 2014

The corporate overview being presented at all three conferences will be available in the Investor section of the Company's website at http://www.neovasc.com/wp-content/uploads/2014/11/NVC-IR-presentation-fall-20141.pdf.

The Company also announced that it will release its financial results for the third quarter ended September 30, 2014 prior to market open on Thursday, November 13, 2014.

About Neovasc Inc.

Neovasc is a specialty medical device company that develops, manufactures and markets products for the rapidly growing cardiovascular marketplace.  Its products include the Tiara™ technology in development for the transcatheter treatment of mitral valve disease, the Neovasc Reducer™ for the treatment of refractory angina and a line of advanced biological tissue products that are used as key components in third-party medical products including transcatheter heart valves. For more information, visit: www.neovasc.com.

Statements contained herein that are not based on historical or current fact, including without limitation statements containing the words "anticipates," "believes," "may," "continues," "estimates," "expects," and "will" and words of similar import, constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities laws. Such forward looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, among others, the following: risks relating to regulatory requirements, including the inherent uncertainties of research and development, risks related to medical devices and clinical procedures, the Company's ability to comply with the conditions of the FDA's approval, the Company's ability to successfully receive any required local or institutional approvals, risks related to necessary enrollment of patients, the possibility of unfavorable or delayed clinical trial results, whether the FDA and other regulators will be satisfied with the results from the TIARA-I Early Feasibility Trial and further trials and studies that will be required; general economic and business conditions, both nationally and in the regions in which the Company operates; the merits and the Company's defence of the lawsuit filed by CardiAQ; our anticipated use of proceeds from any financings; a history of losses and lack of and uncertainty of revenues; ability to obtain required financing; ability to properly integrate newly acquired businesses; technology changes; competition; changes in business strategy or development plans; the ability to attract and retain qualified personnel; existing governmental regulations and changes in, or the failure to comply with, governmental regulations; liability and other claims asserted against the Company; and other factors referenced in the Company's filings with Canadian securities regulators and the Securities and Exchange Commission. Although the Company believes that expectations conveyed by the forward-looking statements are reasonable based on the information available to it on the date such statements were made, no assurances can be given as to the future results, approvals or achievements. Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. The Company does not assume the obligation to update any forward-looking statements except as otherwise required by applicable law.

SOURCE Neovasc Inc.

%CIK: 0001399708

For further information: Investor Relations, Neovasc Inc., Chris Clark, 604 248-4138, cclark@neovasc.com

CO: Neovasc Inc.

CNW 07:00e 06-NOV-14

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Neovasc Inc.
(Registrant)

Date: November 6, 2014	By:	/s/ Chris Clark
		Name:	Chris Clark
		Title:	Chief Financial Officer